Exhibit 4.15

CERTAIN INFORMATION IN THIS EXHIBIT IDENTIFIED BY “[*]” HAS BEEN EXCLUDED
FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT
THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

QUANTUM SYSTEMS

AGREEMENT

The attached documents describe the relationship between IonQ Quantum, Inc. (“IonQ”) and Horizon Quantum Holdings Ltd. (“Horizon Quantum”). This Quantum Systems Agreement includes this cover page (the “Cover Page”), the attached General Terms and Conditions (the “General Terms”) and all exhibits, schedules, annexes, and addenda attached to the General Terms or separately executed by the parties and incorporated into the General Terms (collectively, the “Agreement”). This Agreement, including the attached General Terms, is effective as of March 31, 2026 (the “Effective Date”).

The parties have caused their duly authorized representatives to execute this Agreement as of the dates set forth below.

Horizon Quantum Holdings Ltd.		IonQ Quantum, Inc.

By (Signature):	/s/ Joseph Fitzsimons	By (Signature):	/s/ Joseph Wright
Name (Printed):	Joseph Fitzsimons	Name (Printed):	Joseph Wright
Title:	CEO	Title:	Deputy General Counsel
Date:	March 31, 2026	Date:	March 31, 2026

GENERAL TERMS AND CONDITIONS

1. DEFINITIONS.

1.1 “Access Protocols” means the credentials, passwords, API keys, access codes, or other relevant procedures provided by IonQ to Horizon Quantum to access the Compute Services, which may include use of IonQ APIs.

1.2 “Affiliate” means in relation to a party to this Agreement, any entity that directly or indirectly controls, is controlled by, or is under common control with that party from time to time.

1.3 “Agreement” is defined on the Cover Page.

1.4 “Horizon Quantum Claim” is defined in Section 7.1.

1.5 “IonQ Claim” is defined in Section 7.2.

1.6 “Bill of Materials” or “BOM” means a comprehensive, granular list of all raw materials, sub-components, part numbers, and quantities required to manufacture the Quantum Computing System sub-assemblies.

1.7 “Binding Ruling” means a formal, written, and legally binding determination issued by a relevant customs authority (e.g., U.S. Customs and Border Protection or equivalent in the Destination Country) regarding the correct classification of goods.

1.8 “Commodity Code” means the standardized numerical identifier (e.g., HS, HTS, or TARIC code) used by customs authorities to classify goods for the assessment of duties and taxes.

1.9 “Confidential Information” is defined in Section 4.1.

1.10 “Compute Services” means IonQ’s execution of Horizon Quantum’s Jobs using the IonQ Technology as described in Sections 1 and 2 of the attached Exhibit A (General Service Descriptions), as applicable and specified in a mutually agreed SOW or its addenda.

1.11 “Consulting Services” means the services described in Sections 3 and 4 of the attached Exhibit A (General Service Descriptions), as applicable and specified in a mutually agreed SOW or its addenda.

1.12 “Delivery Point” is defined in Section 5.2.

1.13 “Destination Country” is defined in Section 5.2

1.14 “Documentation” means the technical materials provided by IonQ to Horizon Quantum in hard copy or electronic form, including via online URL or link, describing the use and operation of the Services.

1.15 “Effective Date” is defined on the Cover Page.

1.16 “Developer Customers” is defined in Section 2.2

1.17 “Developer End User” is defined in Section 2.2.

1.18 “Feedback” is defined in Section 3.6.

1.19 “Fees” is defined in Section 5.1.

1.20 “General Terms” is defined on the Cover Page.

1.21 “Intellectual Property” means any trademarks, trade secrets, copyrights, or patents, including a party’s designs, documentation, data, developments, drawings, hardware improvements, inventions, information, processes, software techniques, tools, technology, confidential information and any other intellectual property rights in any country, and any third party licenses or other rights to use any of the foregoing.

1.22 “Inputs” means the sequence, code, and/or routine provided by Horizon Quantum to be executed through the Compute Services, e.g., (i) one or more quantum circuits that describe which quantum gates to execute, (ii) input that specifies parameters for how to run a program that uses a quantum system, quantum simulator or quantum emulator, or (iii) inputs that directly or indirectly specify instructions for how the quantum circuits should be executed.

1.23 “Job” means, as further specified in Exhibit A, as applicable: (a) for Inputs to be run on the IonQ Quantum Technology, the Input to be run by the Compute Services for the number of hours or two qubit gate equivalent operations specified in a SOW; and (b) for Inputs to be run in the Simulator Technology, the Quantum Input to be run by the Simulator Technology for the number of hours or two qubit gate equivalent operations specified in a SOW.

1.24 “Laws” is defined in Section 2.1.

1.25 “Open Source” is defined in Section 2.5.

1.26 “Results” means the output of a Job from the Compute Services provided to Horizon Quantum by IonQ.

1.27 “Statement of Work” or “SOW” means Schedule 1 and any subsequent written document signed by the parties which contains at a minimum: (a) reference to these General Terms and incorporation of the SOW into the Agreement, (b) an effective date and duration, (c) a description of the Services to be provided, and (d) and the applicable Fees.

1.28 “Services” means collectively and individually Compute Services and Consulting Services.

1.29 “Taxes” is defined in Section 5.2.

1.30 “Technology” means: (a) the IonQ quantum computing systems, and all software (third party, open source, or otherwise), interfaces, tools, utilities, application programming interfaces (APIs), and other technologies relating thereto (and any related intellectual property) that is provided by or on behalf of IonQ to provide Horizon Quantum the Services, as applicable (the “IonQ Quantum Technology”); and (b) the IonQ simulator software (which includes any and all third party and open source software), interfaces, tools, utilities, application programming interfaces (APIs), and other technologies relating thereto (and any related intellectual property) that is provided by or on behalf of IonQ and used to provide the Services (the “Simulator Technology”).

2. PROVISION OF SERVICES.

2.1 Provision of Compute Services. IonQ will provide Horizon Quantum with access to submit Jobs for execution through the Compute Services using the Access Protocols made available by IonQ to Horizon Quantum, as specified in a SOW. Jobs must be submitted by an individual who is duly authorized to do so on behalf of the Horizon Quantum, and who is in compliance with all statutes, laws, regulations or other requirements of any relevant federal, state, local, or foreign government (collectively, “Laws”) that may apply to such party’s activities under this Agreement. Horizon Quantum’s ability to submit Jobs will terminate upon the earlier of: (i) Horizon Quantum’s utilization of the credits specified in the applicable SOW; or (ii) the expiration of the applicable SOW. IonQ will provide the Compute Services associated with the applicable Job when the Job is accepted by IonQ. Certain Jobs may be subject to a minimum amount of time or operations per Job. IonQ will promptly provide the results from the Compute Services to Horizon Quantum when the Job is completed.

2.2 Third Party Access; Use Restrictions; Unauthorized Use. Horizon Quantum may provide access to the Compute Services to third parties (each a “Developer End User”) provided that in Horizon Quantum’s agreements with Developer End Users under which Horizon Quantum provides that access to Developer End Users, Horizon Quantum provides and binds Developer End Users to the end user license agreement available at ionq.com/eula and IonQ is named as a third party beneficiary of those agreements between Horizon Quantum and Developer End Users. For clarity, a Developer End User may allow its own customers (“Developer Customers”) to submit Jobs to Horizon Quantum through the Developer End User’s software application. Except as otherwise explicitly provided in this Agreement or as may be expressly permitted by applicable Law, Horizon Quantum will not, and will not permit any Developer End Users or other third parties to: (a) rent, lease, or otherwise permit third parties to use the Services, Technology, or Documentation; (b) use the Services to provide services or IonQ’s Intellectual Property to third parties; provided, however, that a Developer End User may submit Jobs and receive results on behalf of its Developer Customers through the Developer End User’s software application; or (c) circumvent or disable or otherwise attempt to evade or interfere with any security or other technological features or measures of the Services or Technology; (d) access or use the Services, Technology, or Documentation for the purpose of developing, enabling, or creating a competitive service or product. Horizon Quantum will use reasonable efforts to prevent any unauthorized use of the Services, Technology, or Documentation and promptly notify IonQ in writing of any unauthorized use that comes to Horizon Quantum’s attention, whether by an end user or other third party. Horizon Quantum agrees to reasonably cooperate and assist with any actions taken by IonQ to prevent or terminate unauthorized use of the Services, Technology, or Documentation. Horizon Quantum will be solely liable for any activities undertaken, or omissions made, by anyone using Horizon Quantum’s Access Protocols. Horizon Quantum will promptly notify IonQ of any unauthorized use of its Access Protocols or any breach of security relating to the Services known to Horizon Quantum. Furthermore, Horizon Quantum will ensure that all Jobs, Inputs, and applications, technology, and systems used by Horizon Quantum in connection with the Services comply with this Agreement, all applicable Laws, and the Documentation. Horizon Quantum will obtain and maintain all required consents necessary to permit the processing of Inputs under this Agreement. IonQ is not obligated to back up any Inputs, and Horizon Quantum is solely responsible for creating backup copies of any Inputs and any results of the Services obtained by Horizon Quantum, at Horizon Quantum’s sole cost and expense. Horizon Quantum is solely responsible for the accuracy, quality, integrity, legality, reliability, and appropriateness of all Inputs.

2.3 Provision of Consulting Services. Subject to the terms and conditions of this Agreement, IonQ will provide the Consulting Services as specified in a SOW. IonQ will have no obligation to provide or perform services for Horizon Quantum other than as set forth in this Agreement or a SOW.

2.4 Third Party Materials. As a part of the Services, Horizon Quantum may have access to materials that are hosted by another party. Horizon Quantum agrees that it is not possible for IonQ to monitor such materials and that Horizon Quantum’s access to these materials is at Horizon Quantum’s risk.

2.5 Open Source Software. Certain items of software may be provided to Horizon Quantum with the Services and are subject to “open source” or “free software” licenses (“Open Source”). Results will be free from any “copyleft” Open Source software that would require the open licensing of Results. Each item of Open Source software is licensed under the terms of the end-user license that accompanies that Open Source software. Nothing in this Agreement limits Horizon Quantum’s rights under, or grants Horizon Quantum rights that supersede, the terms and conditions of any applicable end user public license for Open Source software.

3. PROPRIETARY RIGHTS.

3.1 General. Each party retains all right, title, and interest in and to its Intellectual Property. Without limiting the foregoing, IonQ owns and retains all right, title, and interest (including all copyright and patent rights) in the Services, Technology, and Documentation, (including all components, derivative works, or modifications thereto), and IonQ reserves all rights to the foregoing that are not expressly granted herein. Except as expressly provided in this Agreement, no other license or right of any kind (express or implied) is granted to Horizon Quantum by IonQ in or to the Services, Documentation, Technology, or any part thereof.

3.2 Inputs and Results. As between the parties, Horizon Quantum owns and retains all right, title, and interest (including all copyright and patent rights) in and to all Inputs and Results. IonQ has no rights to any Inputs or Results other than the following limited rights. IonQ and its affiliates will have, and Horizon Quantum hereby grants, only a limited, non-exclusive, royalty-free, right to use the Inputs and Results solely to provide the Compute Services to Horizon Quantum.

3.3 Quantum Systems. IonQ hereby grants Horizon Quantum a non-exclusive, non-transferable, sublicensable (explicitly excluding any IonQ competitors, namely [*]), royalty-free license during the Term to use the Access Protocols, Documentation, and Technology as necessary for the operation of the Quantum Computing System (as defined in a SOW), subject to Horizon Quantum’s compliance with this Agreement.

3.4 Consulting Services. IonQ hereby grants Horizon Quantum a non-exclusive, non-transferable, sublicensable (explicitly excluding any IonQ competitors, namely [*]), royalty-free license during the Term to use the Consulting Services to submit Jobs for execution through the Compute Services using the Access Protocols made available by IonQ to Horizon Quantum, subject to Horizon Quantum’s compliance with this Agreement.

3.5 Metadata. The parties acknowledge and agree that IonQ may collect usage data relating to the Jobs including execution system target, error mitigation on/off, timing of execution stages, number of qubits, shots, and gates, selected API options, and related operational metrics that IonQ may collect on its operations. Notwithstanding anything to the contrary, Horizon Quantum will own all right, title, and interest in and to that data (with the limited exception of related operational metrics only) and may use that data for any purpose whatsoever and IonQ will own all right, title and interest in and to the related operational metrics. IonQ acknowledges and agrees that its right to collect in accordance with this Section 3.5 shall cease following expiration or termination of this Agreement, and IonQ may use any such data to provide the Services and audit or improve the Services in perpetuity on an anonymized basis with Horizon Quantum’s Confidential Information removed.

3.6 Feedback. The more suggestions IonQ receives, the better the Services become. If Horizon Quantum or any of its authorized users submits feedback or suggestions to IonQ regarding the Services (“Feedback”), there is a chance IonQ will use Feedback, although IonQ is not obligated to do so. If IonQ chooses to implement Feedback, then the Feedback will become part of the Services. Feedback may be treated as non-confidential and non-proprietary. IonQ will not be liable for any use or disclosure of any Feedback, nor will the submitter be entitled to any compensation for IonQ’s use of their Feedback.

4. CONFIDENTIALITY.

4.1  Confidential Information. Each party will retain in confidence all non-public information and know-how disclosed or made available by the other party pursuant to this Agreement which is either designated in writing as proprietary and/or confidential, if disclosed in writing, or if disclosed orally, is designated in writing (which may be via email) as confidential within thirty days of the oral disclosure, or should reasonably be understood to be confidential by the recipient ( “Confidential Information”); provided, however, that even if they would otherwise constitute Confidential Information, the foregoing definition does not include information and/or materials that: (a) have come within the public domain through no fault of or action by the receiving party or its representatives; (b) are discovered or created by the receiving party without use of, or reference to, the Confidential Information of the disclosing party, as shown in records of the receiving party; or (c) are otherwise known to the receiving party through no wrongful conduct of the receiving party. Notwithstanding any failure to so designate them, as between the parties, IonQ owns all right, title, and interest in the Services, Technology, and Documentation and such will be IonQ’s Confidential Information unless explicitly indicated otherwise herein, the Inputs will be the Confidential Information of Horizon Quantum.

4.2 Protection of Confidential Information. Each party agrees to: (a) preserve and protect the confidentiality of the other party’s Confidential Information; (b) refrain from using the other party’s Confidential Information, except as contemplated herein; and (c) not disclose such Confidential Information to any third party, except (i) Affiliates or (ii) to employees and subcontractors as is reasonably required in connection with the exercise of its rights and obligations under this Agreement (and only subject to binding use and disclosure restrictions at least as protective as those set forth herein) or (ii) where such disclosure is required by Law, regulatory requirements or the rules of any registered securities exchange. Each party agrees to promptly notify the other party of (i) any unauthorized disclosure or use of any Confidential Information and to assist the other party in remedying such unauthorized use or disclosure by taking such steps as are reasonably requested, and (ii) any instance in which Confidential Information is required to be disclosed by Law, court order or the rules of any registered securities exchange; provided, however, that in such instance of a required disclosure, the receiving party will provide prompt notice thereof unless prohibited by Law and reasonable assistance to the disclosing party to enable the disclosing party to seek a protective order or otherwise prevent or restrict such disclosure; and provided, further, that a party may disclose any Confidential Information hereunder to its agents, attorneys and other representatives (and only subject to confidentiality obligations at least as protective as those set forth herein) or any court of competent jurisdiction as reasonably required to resolve any dispute between the parties. IonQ agrees that Horizon Quantum (or an Affiliate) may be required by Law (or the rules of a registered securities exchange) to disclose the contents of this Agreement to the U.S. Securities and Exchange Commission, and IonQ hereby agrees to such disclosure. The parties further agree to engage prior to such disclosure to apply relevant redactions as permitted by applicable Law (or the rules of a registered securities exchange), but Horizon Quantum (or such Affiliate) retains the right to disclose this Agreement to the maximum extent necessary to ensure its compliance with all applicable Law (or the rules of a registered securities exchange).

4.3 Return of Confidential Information. Subject to compliance with orders of governmental entities that have jurisdiction over it or as otherwise required by law, the receiving party will return or destroy all tangible materials or portions thereof constituting Confidential Information (including, without limitation, all summaries, copies and excerpts of Confidential Information) promptly following the disclosing party’s written request. Notwithstanding the foregoing, the receiving party is not required to destroy copies of any Confidential Information that are created pursuant to its standard electronic backup, disaster recovery, or archival procedures; provided however, that any such retained copies (i) are not readily accessible by the receiving party in the ordinary course of business, and (ii) shall continue to be bound by the non-use and confidentiality obligations of this Agreement for as long as they are retained. The receiving party will provide a certificate attesting compliance with this Section 4.3 at the disclosing party’s request.

5. FEES.

5.1 Fees and Payment. Horizon Quantum will pay IonQ the Fees for Services as set forth in an executed SOW, as applicable (the “Fees”). Fees are non-refundable even if Horizon Quantum chooses, for any reason, not to receive the full amount of the Services. Compute Services not fully utilized will be forfeited at the end of the period in which they were to be used; unless otherwise specified in a Statement of Work, this period is monthly. In no event will any unused Services associated with the Fees be refunded or roll-over or be applied in a future period. Non-payment or any more than three (3) instances of late payment or late payment of more than thirty (30) days of undisputed Fees are material breaches of this Agreement. If any amount is past due more than thirty days, Horizon Quantum will pay interest on the overdue balance at the rate of one percent per month or the maximum permitted by law, whichever is less, plus all actual and reasonable expenses of collection, including attorneys’ fees. IonQ will be entitled to withhold performance and discontinue Service until all amounts due are paid in full.

5.2 Taxes. The parties are responsible for their own net income taxes. Other than net income taxes imposed on IonQ, Horizon Quantum will bear all taxes, duties, and other governmental charges (collectively, “Taxes”) resulting from this Agreement, including all import duties, value-added taxes (VAT), goods and services taxes, and other governmental charges imposed by the country of delivery (the “Destination Country”) or any other jurisdiction outside of the United States. The parties agree that all goods provided by IonQ to Horizon Quantum under this Agreement shall be delivered DAP, Delivery Point, per Incoterms® 2020 rules, where the “Delivery Point” is the Computing Data Center in the Destination Country. Horizon Quantum will pay any additional Taxes as are necessary to ensure that the net amounts received by IonQ after all such Taxes are paid are equal to the amounts that IonQ would have been entitled to in accordance with this Agreement as if the Taxes were not imposed. Horizon Quantum will make all payments of Fees to IonQ in USD and free and clear of, and without reduction for, any withholding taxes, provided that Horizon Quantum may withhold any mandatory taxes required by the laws of the Destination Country if Horizon Quantum is obligated to do so, and shall immediately remit such amounts to the relevant tax authorities. If withholding is required, Horizon Quantum will withhold and remit the required amount to the taxing authority, increase the payment (gross-up) so that IonQ receives the full amount it would have received absent withholding, and deliver evidence of withholding tax payment to IonQ. Horizon Quantum shall be responsible for acting as the Importer of Record for all components, materials, and the final Quantum Computing System. The parties shall cooperate (at Horizon Quantum’s sole cost and expense) to ensure correct compliance with applicable customs and tax obligations. This cooperation includes IonQ providing necessary documentation (e.g., commodity codes, proofs of origin) and Horizon Quantum (i) appointing a customs broker acceptable to IonQ (such acceptance not to be unreasonably withheld), (ii) ensuring the timely customs clearance of the goods, and (iii) arranging and executing final delivery to the designated installation site within the Computing Data Center at a time coordinated with IonQ. IonQ shall not be responsible for any delays, penalties, or increased costs caused by Horizon Quantum’s failure to timely execute its duties as Importer of Record or its failure to timely remit any required withholding taxes. Horizon Quantum will indemnify, defend, and hold harmless IonQ in connection with any claims, liabilities, penalties, interest, and proceedings brought by any taxing authorities in connection with this Agreement. Horizon Quantum will indemnify and defend IonQ in connection with any proceedings brought by any taxing authorities in connection with Horizon Quantum’s tax obligations under this Agreement and IonQ will indemnify and defend Horizon Quantum in connection with any proceedings brought by any taxing authorities related to IonQ’s payroll-related tax obligations.

5.3 Customs Compliance and Trade Secret Protection. IonQ will provide Horizon Quantum with the applicable Commodity Codes and high-level technical descriptions for all sub-assemblies of the Quantum Computing System to facilitate timely customs entry. IonQ shall provide such Commodity Codes to Horizon Quantum no later than thirty (30) days prior to the scheduled shipment date to ensure sufficient time for applicable import security filings and the coordination of customs brokerage services. IonQ will not be required to disclose its Bill of Materials (BOM) or proprietary technical drawings to Horizon Quantum. To satisfy Horizon Quantum’s “reasonable care” obligations as the Importer of Record, IonQ will, upon request, provide a copy of a Binding Ruling confirming the provided Commodity Codes. In the event a taxing authority requires a detailed BOM for audit purposes, IonQ may elect to (i) provide such documentation directly to the authority, (ii) request confidential treatment of the BOM to ensure it is not subject to public disclosure or shared with Horizon Quantum, and (iii) provide Horizon Quantum with written confirmation that the required data has been submitted.

6. REPRESENTATIONS AND WARRANTIES.

6.1 Mutual Representations and Warranties. Each party represents, warrants, and covenants that: (a) it is duly organized, validly existing and in good standing as a corporation or other entity as represented herein under the Law of its jurisdiction of incorporation, organization or chartering; (b) it has the full power and authority to enter into this Agreement; (c) the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate action of the party; and (d) when executed and delivered by such party, this Agreement will constitute the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

6.2 IonQ Warranty. IonQ represents, warrants, and covenants that it will (a) provide the Services in a professional and workmanlike manner, in accordance with good industry practice; (b) that the Services and/or Technology will conform with the Documentation; (c) that the Services and/or Technology do not infringe any the Intellectual Property Rights of any third party, including copyright, trademark, patent right, and/or misappropriate any trade secret; (d) that the Services and/or Technology are not deceptive, libelous, obscene, unlawful, or otherwise objectionable; (e) the Services and/or Technology do not contain any viruses, worms or other malicious computer programming codes intended to damage Horizon Computing’s system or data; or (f) the Services and/or Technology do not violate any applicable Laws or otherwise violate any privacy or other right of any third party.

6.3 Horizon Quantum Warranty. Horizon Quantum represents, warrants, and covenants that the Job and Inputs does not: (i) infringe any copyright, trademark, patent right, or misappropriate any trade secret; (ii) be deceptive, libelous, obscene, unlawful, or otherwise objectionable; (iii) contain any viruses, worms or other malicious computer programming codes intended to damage IonQ’s system or data; or (iv) violate any applicable Laws or otherwise violate any privacy or other right of any third party.

6.4 DISCLAIMER. The parties acknowledge that the Services and Technology are experimental in nature and that the Documentation, Technology, and Services are provided “AS IS.” EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES STATED IN THIS AGREEMENT, IONQ MAKES NO ADDITIONAL REPRESENTATIONS AND WARRANTIES (AND HEREBY DISCLAIMS ALL), WHETHER WRITTEN, ORAL, EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW), AS TO ANY MATTER WHATSOEVER. IONQ EXPRESSLY DISCLAIMS ALL IMPLIED WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY, QUALITY, ACCURACY, TITLE, NONINFRINGEMENT, AND FITNESS FOR A PARTICULAR PURPOSE. IONQ DOES NOT WARRANT THAT ERRORS CAN BE CORRECTED, THAT PERFORMANCE OF THE SERVICES WILL BE UNINTERRUPTED, SECURE, OR ERROR-FREE, THAT A JOB WILL BE ACCEPTED AS SUBMITTED OR COMPLETED, THAT ANY INFORMATION PROVIDED THROUGH THE SERVICES IS OR WILL BE ACCURATE OR COMPLETE, OR THAT ANY INFORMATION PROVIDED THROUGH THE SERVICES WILL ALWAYS BE AVAILABLE.

7. INDEMNIFICATION.

7.1 Indemnification by IonQ. IonQ will defend Horizon Quantum, its Affiliates and its respective officers and employees (each a “Horizon Quantum Party”) against any claim, demand, suit or proceeding made or brought against such Horizon Quantum Party by a third party (i) alleging that any Services and/or Technology infringe or misappropriate such third party’s intellectual property rights or (ii) arising from IonQ’s material breach of the Agreement (collectively a “Horizon Quantum Claim”), and will indemnify such Horizon Quantum Party from any losses; damages; attorneys’ fees; and/or costs finally awarded against such Horizon Quantum Party as a result of, or for amounts paid by such Horizon Quantum Party under a settlement approved by IonQ in writing of, a Horizon Quantum Claim In the event that IonQ’s right to provide the Services and/or Technology is threatened or enjoined, IonQ shall consult with Horizon Quantum and both parties shall determine whether IonQ will either obtain the right to continue providing the Services, or replace or modify the Services to the minimum extent necessary so that they become non-infringing. IonQ acknowledges that it is only when it has exhausted all other options that it may mutually agree with Horizon Quantum to terminate the provision of those specific Services and/or Technology (that are the specific subject of the Horizon Quantum Claim and not the Agreement as a whole) and Horizon Quantum shall be entitled to refund of any prepaid Fees covering unutilized Services and/or Technology which is the subject of the Horizon Quantum Claim on a pro-rata basis following the date of such termination. The above defense and indemnification obligations will not apply if the Horizon Quantum Claim arises from: (i) the use or combination of the Services or any part thereof with any software, hardware, data, or processes not provided by IonQ, and the Services or use thereof would not infringe without such combination; or (ii) Inputs or Horizon Quantum’s material breach of this Agreement.

7.2 Indemnification by Horizon Quantum. Horizon Quantum will defend IonQ and its affiliates against any claim, demand, suit or proceeding made or brought against IonQ by a third party: (a) alleging that the combination of Inputs or configuration provided by Horizon Quantum and used with the Services infringes or misappropriates such third party’s intellectual property rights; or (b) arising from (i) Horizon Quantum’s use of the Services or Inputs in an unlawful manner or in violation of this Agreement (ii) any Inputs or Horizon Quantum’s use of Inputs with the Services, in each case to the extent caused by Horizon Quantum, or (iii) a third-party service provided by Horizon Quantum; (collectively a “IonQ Claim”); and will indemnify IonQ from any damages, attorney fees and costs finally awarded against IonQ as a result of, or for any amounts paid by IonQ under a settlement approved by Horizon Quantum in writing of, a IonQ Claim. The above defense and indemnification obligations will not apply if the IonQ Claim arises from IonQ’s material breach of this Agreement.

7.3 Indemnification Procedures. Each party’s respective defense and indemnification obligations are contingent upon: (1) the indemnified party providing the defending party with prompt written notice of an eligible claim (no more than thirty days after receipt of notice of the claim), as well as reasonable cooperation, assistance and information in the defense and settlement of any claim; and (2) the defending party having sole authority to defend or settle such claim (provided that the defending party will not enter into a settlement that is not confidential, requires an admission of fault, or imposes non-monetary relief without the indemnified party’s prior written consent, which will not be unreasonably withheld). The indemnified party will have the right to participate in the defense with counsel of its own choosing at its own expense, provided that such representation does not interfere with the defending party’s right to control the defense.

7.4 EXCLUSIVE REMEDY. SECTION 7 STATES THE INDEMNIFYING PARTY’S SOLE LIABILITY TO, AND THE INDEMNIFIED PARTY’S EXCLUSIVE REMEDY AGAINST, THE OTHER PARTY FOR ANY THIRD-PARTY CLAIM DESCRIBED HEREIN, NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT.

8. LIABILITY LIMITATIONS.

8.1 DISCLAIMER OF DAMAGES. EXCEPT FOR BREACH OF SECTION 4 (CONFIDENTIALITY) OR IONQ’S RECOVERY OF DIRECT COSTS AND LOST PROFITS ARISING FROM HORIZON QUANTUM’S MATERIAL UNCURED BREACH GIVING RISE TO IONQ’S TERMINATION UNDER SECTION 9.2, TO THE EXTENT NOT ALREADY RECEIVED BY IONQ AS PART OF FEES PAID, NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY LAWS, NEITHER PARTY WILL, UNDER ANY CIRCUMSTANCES, BE LIABLE TO THE OTHER PARTY FOR INCIDENTAL, SPECIAL, EXEMPLARY, CONSEQUENTIAL, OR PUNITIVE DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT, INCLUDING LOSS OF INCOME, PROFITS, OR REVENUE, BUSINESS INTERRUPTION, OR COST OF SUBSTITUTE SERVICES, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND WHETHER ANY CLAIM FOR RECOVERY IS BASED ON THEORIES OF CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY), OR OTHERWISE.

8.2 LIMITATION OF LIABILITY. Except for the Excluded Liabilities, in no event will either party’s aggregate liability to the other:

(a) in connection with the Quantum Computing System and any SOW, exceed the total Fees paid or payable by Horizon Quantum under this Agreement or the applicable SOW; or

(b) in connection with this Agreement or Horizon Quantum’s access to and use of the Services exceed, the higher of, the total Fees paid or payable by Horizon Quantum in the twenty-four months preceding the claim or action with a minimum liability cap of fifteen million euro (€15,000,000).

8.3 EXCLUDED LIABILITIES. For purposes of Section 8, the “Excluded Liabilities” means any liabilities arising from: (a) indemnification obligations under Section 7 (Indemnification); (b) breach of Section 4 (Confidentiality); (c) breach of Section 3 (Proprietary Rights); (d) breach of Section 2.2 (Use Restrictions; Unauthorized Use); or (e) Horizon Quantum’s obligation to pay all outstanding undisputed invoices, Fees, and expenses. With respect to each party’s indemnification obligations under Section 7, notwithstanding anything to the contrary in this Agreement and to the maximum extent permitted by laws, in no event will either party’s aggregate liability to the other exceed a multiplier of two times the total Fees paid by Horizon Quantum to IonQ.

8.4 ESSENTIAL BASIS. THE DISCLAIMERS, LIMITATIONS OF LIABILITY, AND EXCLUSIONS SET FORTH IN THIS AGREEMENT FORM AN ESSENTIAL BASIS OF THE BARGAIN BETWEEN THE PARTIES, AND ABSENT ANY OF SUCH DISCLAIMERS, LIMITATIONS OF LIABILITY, OR EXCLUSIONS, THE PROVISIONS OF THIS AGREEMENT, INCLUDING THE ECONOMIC TERMS, WOULD BE SUBSTANTIALLY DIFFERENT.

9. TERM AND TERMINATION.

9.1 Term. The term of this Agreement will commence upon the Effective Date and, unless earlier terminated under Section 9.2, will continue until Schedule 1 (Statement of Work) terminates (the “Term”).

9.2 Termination. Either party may terminate this Agreement upon written notice if the other party materially breaches this Agreement and fails to correct the such a material breach within thirty days following written notice specifying said material breach. In addition, if a party becomes or is declared insolvent or bankrupt, is the subject of any proceedings relating to its liquidation, insolvency, or for the appointment of a receiver, or makes an assignment for the benefit of any creditor, then the other party may terminate this Agreement upon written notice. If IonQ terminates this Agreement for cause under this Section 9.2, Horizon Quantum will promptly pay any outstanding invoices and any unpaid Fees. If Horizon Quantum terminates this Agreement for cause under this Section 9.2, IonQ will refund to Horizon Quantum any prepaid Fees and/or expenses covering the remainder of any unutilized Services after the effective date of termination.

9.3 Survival; Effect of Termination. Upon any termination of this Agreement, Horizon Quantum will cease to use the Services. If this Agreement is terminated by IonQ due to an uncured material breach by Horizon Quantum, Horizon Quantum will, to the extent it has not already done so as part of the prepaid Fees, pay IonQ for all work performed up to the effective date of termination including all direct costs and expenses reasonably and properly incurred in connection with the performance of the work. If this Agreement is terminated by Horizon Quantum due to an uncured material breach by IonQ, IonQ will refund Horizon Quantum any prepaid Fees and/or expenses covering the remainder of any unutilized Services after the effective date of termination. Termination will not relieve Horizon Quantum’s obligation to pay all charges accrued before the effective date of termination. Sections 1 (Definitions), 2.2 (Third Party Access; Use Restrictions; Unauthorized Use), 3 (Proprietary Rights), 4 (Confidentiality), 5 (Fees) (to the extent any payment obligations remain outstanding), 6.4 (Disclaimer), 8 (Liability Limitations), 9.3 (Survival; Effect of Termination), 9.4 (Publicity), 9.5 (Governing Law and Venue) and 10 (Miscellaneous) will survive the expiration or termination of this Agreement.

9.4 Publicity. Horizon Quantum agrees to provide IonQ with a reasonable opportunity to review and comment on any article or other writing intended for publication, prior to the publication of such article or other writing, whether in digital or printed form, regarding or with reference to IonQ’s Services, Technology, or the execution of Horizon Quantum’s Jobs. IonQ may object to such publication if IonQ deems such article or publication may: (a) result in the inadvertent disclosure of IonQ’s confidential or trade secret information, and/or (b) includes an inaccuracy relating to the Services provided to Horizon Quantum. IonQ may refer to Horizon Quantum as a customer of IonQ for marketing or promotional purposes, and Horizon Quantum grants IonQ the right to use Horizon Quantum’s name and logo solely for such purposes. IonQ will adhere to any trademark guidelines Horizon Quantum provides to IonQ, and any goodwill that arises from IonQ’s use of Horizon Quantum’s name or logo will inure solely to Horizon Quantum’s benefit. Horizon Quantum may refer to IonQ as a vendor of Horizon Quantum for marketing or promotional purposes, and IonQ grants Horizon Quantum the right to use IonQ’s name and logo solely for such purposes. Horizon will adhere to any trademark guidelines IonQ provides to Horizon Quantum, and any goodwill that arises from Horizon Quantum’s use of IonQ’s name or logo will inure solely to IonQ’s benefit. The parties further agree to cooperate in good faith and to take all reasonable steps to carry out the terms and the intent of this Section 9.4.

9.5 Governing Law; Venue. This Agreement and any action related thereto will be governed and interpreted by and under the laws of the state of New York, without reference to conflicts of laws principles. Both parties expressly agree that any action relating to this Agreement will exclusively be brought in the county of New York, and both parties irrevocably consent to the jurisdiction of the state and federal courts located in the county of New York. Each party expressly waives any objection that it may have based on improper venue or forum non-conveniens to the conduct of any such suit or action in any such court. Notwithstanding the foregoing, either party may seek injunctive or other relief in any state, federal, or national court of competent jurisdiction for any actual or alleged infringement of the other party’s or any third party’s intellectual property rights or other proprietary rights. The United Nations Convention on Contracts for the International Sale of Goods does not apply to this Agreement. Horizon Quantum will always comply with all international and domestic laws, ordinances, regulations, and statutes that are applicable to its use of the Services.

10. MISCELLANEOUS

10.1 Satisfaction of Condition 3 of Side Letter. The parties acknowledge and agree that the execution of this Agreement is full satisfaction of Condition 3 of the Side Letter entered into between the parties on December 4, 2025.

10.2 Relationship of the Parties. This Agreement will not be construed as creating an agency, partnership, joint venture, or any other form of association, for tax purposes or otherwise, between the parties, and the parties will always be and remain independent contractors.

10.3 Subcontractors. IonQ may subcontract this Agreement or any services or obligations hereunder to third parties including related parties. Notwithstanding any such performance through a subcontractor, IonQ will not be relieved of its performance or obligations under this Agreement and will ensure that the subcontractor complies with the obligations imposed on IonQ in this Agreement to the extent applicable. IonQ will remain fully liable for and be responsible for each of its subcontractor’s full and timely performance, and the acts and omissions of each such subcontractor and such acts and omissions will be deemed and treated as the acts and omissions of IonQ itself. IonQ will also be responsible for compensating its subcontractors.

10.4 Entire Agreement. This Agreement, together with SOWs and the attached schedules, and any other documents expressly incorporated by reference, constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. The parties agree any terms on Horizon Quantum provided business forms, work statements, or purchase orders are void. In the event of a conflict between the General Terms and terms contained in a SOW or schedules attached to a SOW, the General Terms will control unless otherwise expressly stated in the SOW.

10.5 Severability. In the event any provision of this Agreement is held by a court of law or other governmental agency to be void or unenforceable, such provision will be changed and interpreted to fully accomplish the objectives of the original provision to the fullest extent allowed by law, and the remaining provisions will remain in full force and effect.

10.6 Assignment. Neither party will assign this Agreement without the other party’s prior written consent, which will not be unreasonably withheld or delayed. Notwithstanding the foregoing, either party may assign this Agreement without the other party’s consent to a successor of its business or assets to which this Agreement relates pursuant to a merger, consolidation, reorganization, or sale of substantially all its assets or stock related to this Agreement; or to its Affiliate upon notice to the other party. This Agreement will be binding upon and inure to the benefit of the parties and their successors and permitted assigns.

10.7 Force Majeure. Neither party shall be deemed to be in breach of this Agreement for any failure or delay in performance caused by reasons beyond its reasonable control, including any failure, disruptions or issues related to war, terrorism, strikes, changes in laws or regulations, failure of suppliers or third-party services, fires, floods, earthquakes, epidemics, or pandemics (each a “Force Majeure Event”). A party seeking to rely on this clause 10.6 shall notify the other party as soon as possible in writing after the occurrence of the Force Majeure Event, providing detail on the nature and extent of the Force Majeure Event. In the event that a Force Majeure Event continues for a period of 45 or more days, the party who has not suffered such Force Majeure Event may terminate this Agreement with immediate effect by written notice to the other party.

10.8 EQUITABLE RELIEF. EACH PARTY ACKNOWLEDGES THAT A BREACH BY A PARTY OF SECTION 4 (CONFIDENTIALITY) MAY CAUSE THE NON-BREACHING PARTY IRREPARABLE DAMAGES, FOR WHICH AN AWARD OF DAMAGES MAY NOT BE ADEQUATE COMPENSATION AND AGREES THAT, IN THE EVENT OF SUCH BREACH OR THREATENED BREACH, THE NON-BREACHING PARTY WILL BE ENTITLED TO SEEK EQUITABLE RELIEF, INCLUDING A RESTRAINING ORDER, INJUNCTIVE RELIEF, SPECIFIC PERFORMANCE AND ANY OTHER RELIEF THAT MAY BE AVAILABLE FROM ANY COURT, IN ADDITION TO ANY OTHER REMEDY TO WHICH THE NON-BREACHING PARTY MAY BE ENTITLED AT LAW OR IN EQUITY. SUCH REMEDIES WILL NOT BE DEEMED TO BE EXCLUSIVE BUT WILL BE IN ADDITION TO ALL OTHER REMEDIES AVAILABLE AT LAW OR IN EQUITY, SUBJECT TO ANY EXPRESS EXCLUSIONS OR LIMITATIONS IN THIS AGREEMENT TO THE CONTRARY.

10.9 Third Party Beneficiaries; Modifications; Waiver. This Agreement is for the sole benefit of the parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever, under or by reason of this Agreement. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement will operate or be construed as a waiver thereof; nor will any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. The waiver by either party of any breach of any provision of this Agreement does not waive any other breach. The failure of any party to insist on strict performance of any covenant or obligation in accordance with this Agreement will not be a waiver of such party’s right to demand strict compliance in the future, nor will the same be construed as a novation of this Agreement.

10.10 Interpretation. Section titles and headings are for convenience only and have no legal or contractual effect. The word “will” shall be construed to have the same meaning as “shall.” The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” The word “or” will not be exclusive. The phrase “to the extent” will be construed to mean the degree to which a subject or other matter extends, and such phrase will not simply mean “if.” Where a word is defined herein, references to the singular will include references to the plural and vice versa. All references to “days” will be deemed to refer to calendar days unless otherwise specifically provided. All references to “$” and “dollars” will be deemed to refer to United States currency and “M” in this context will be deemed to mean “million”.

10.11 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original and taken together deemed one instrument.

10.12 Notice. All notices and other communications hereunder will be in writing and will be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective party at the addresses indicated (or at such other address for a party as will be specified in a notice given in accordance with this Section) as follows:

To Horizon Quantum:
Horizon Quantum Holdings Ltd.
29 Media Cir., #05-22
Singapore, 138565
Attention: Joe Fitzsimons
With a copy sent to: joe@horizonquantum.com

To IonQ:
IonQ Quantum, Inc.
4505 Campus Drive
College Park, MD 20740 USA
Attention: Chief Legal Officer
With a copy sent to: legal-notices@ionq.co

EXHIBIT A

GENERAL SERVICE DESCRIPTIONS

1.	Cloud Compute Services

Cloud Compute Services are provided through IonQ’s Quantum Cloud, which allows clients to run, retrieve, and manage quantum workloads via major open-source quantum computing SDKs (e.g., Qiskit, Cirq, CQ tket, Q#, QCW Forge, ProjectQ, PennyLane, TensorFlow, etc.), via a RESTful API, or via a web console. Clients can also optionally take advantage of IonQ’s proprietary compilation and optimization toolchain, a direct “hardware-native” circuit specification, and IonQ’s proprietary error mitigation solutions. Access to computation (running quantum circuits) on IonQ’s quantum systems may be granted to one specific system, a class of systems, a subset of IonQ’s system, or all of them.

2.	On-site Compute Services

On-site Compute Services provide quantum compute access to entire quantum systems for exclusive use. On-site quantum systems can be hosted by IonQ in one of its quantum data centers or installed on-premises at a client’s qualified data center. In all cases, a client’s dedicated quantum system is supported and maintained solely by IonQ.

3.	Quantum Algorithm and Application Development Services

Access to IonQ’s Consulting Services team of engineers who specialize in quantum implementations including algorithms and direct knowledge of IonQ’s quantum systems. All algorithm and application development service engagements include a predetermined scope and/or a number of professional service hours to be provided to the client. These engagements are used to deliver quantum implementation (software) that is customized to the Client’s needs using IonQ’s latest software platform, tools, and algorithms. Some algorithm and development service engagements can include access to quantum systems (specific systems or general access, specified as number of compute hours or qubit gate count). Algorithm and development service engagements are priced through an hourly rate (which could include multiple rates for different skills and levels of experience). All algorithm and development engagements depend on availability and individual consultants (engineers) are assigned by IonQ based on availability and the required technical tasks to be accomplished. Although algorithm and application development can be performed in collaboration with the client, and client engineers might find them a helpful educational experience, they are not intended as training activities. For deliberate quantum training and education, specific “quantum training and education” services should be secured.

4.	Quantum Training and Education Services

Access to IonQ’s Consulting Services team of trainers who specialize in quantum implementations including algorithms and direct knowledge of IonQ’s quantum systems. All training and education engagements include a predetermined scope and/or a number of hours to be provided to the client. Some training and education engagements can include access to quantum systems (specific systems or general access, specified as number of compute hours or qubit gate count). Training and education engagements are priced through an hourly rate (could include multiple rates for different skills). All training and education services depend on availability and individual consultants are assigned by IonQ based on availability and the required technical tasks to be accomplished. Although training and education services can include client specific tasks, helpful to the client’s technical objectives, they are not intended as engineering, algorithm, or application development professional service activities. For deliberate quantum development engagements, specific “Quantum Algorithm and Application Development Services” should be secured.

SCHEDULE 1

STATEMENT OF WORK

DATED: March 31, 2026

This Statement of Work (the “SOW”), made by and between the Horizon Quantum Holdings Ltd. (“Horizon Quantum”) and IonQ Quantum, Inc. (“IonQ”) is made effective as of March 31, 2026 (“SOW Effective Date”) under the Quantum Systems Agreement between the Parties dated March 31, 2026 (the “Agreement”). Capitalized terms not defined in this SOW have the meaning set forth in the Agreement. This SOW will terminate on the date three (3) years from the Acceptance Date (the “SOW Term”). Notwithstanding the foregoing, Horizon Quantum shall have the option, exercisable by written notice to IonQ no later than the last day of the SOW Term, to extend this SOW for one (1) additional year (the “Extension Period”). If Horizon Quantum timely exercises such option, Horizon Quantum shall pay IonQ an additional $[*] USD, payable [*].

I. ON-SITE QUANTUM COMPUTING SYSTEM

(A)	Provisioning

IonQ will provide Horizon Quantum an IonQ quantum computing system according to the specifications provided in Annex 1 (the “Quantum Computing System”) and as follows:

(1) Procurement. IonQ will procure all necessary components and materials for the construction and installation of the Quantum Computing System. IonQ agrees that these components and materials shall be exclusively used for the purpose of IonQ performing its obligations to Horizon Quantum under this SOW, and IonQ will not use or repurpose these components and materials for any other purpose without Horizon Quantum’s prior written consent;

(2) Computing Data Center. Horizon Quantum will select, provide, and operate a suitable quantum data center in the Destination Country to the specifications provided in Annex 2 (Computing Data Center Specifications) (the “Computing Data Center”). Horizon Quantum will determine if the Destination Country is Ireland or Singapore, Horizon Quantum will notify IonQ of that determination within three (3) months from the SOW Effective Date. Horizon Quantum will also complete and provide auxiliary space for IonQ to securely receive and store materials (including spare parts) and to inspect and test components and subassemblies (the “Auxiliary Space”). The Auxiliary Space should be in an adjacent space within the same building structure. IonQ may provide additional documentation detailing the facility and infrastructure requirements for housing physical quantum systems as needed. Horizon Quantum will provide IonQ with access according to a mutually agreed access policy to the Computing Data Center, Auxiliary Space, and the Quantum Computing System throughout the duration of the SOW Term. During and after the SOW Term, the operational costs of managing the Computing Data Center will be the responsibility of Horizon Quantum, including rent, utilities, access control, and facilities upgrades and maintenance, as applicable.

(3) Construct, Install, and Verify. IonQ will deliver components and materials and construct and install the Quantum Computing System by the date 8 months from the date Horizon Quantum provides IonQ access to the completed Computing Data Center. IonQ will then conduct and complete verification activities to validate the operational status of the Quantum Computing System. IonQ will demonstrate to Horizon Quantum that the Quantum Computing System operates to the performance specifications provided in Annex 1 (Quantum Computing System Specifications) by providing a report demonstrating the Quantum Computing System operates to those performance specifications and upon IonQ providing that report to Horizon Quantum, the operational status of the Quantum Computing System will be deemed accepted (“Acceptance Date”). Prior to the Acceptance Date, visitors to the Computing Data Center and the Auxiliary Space shall be provided according to mutually agreed procedures. After the Acceptance Date, visitors will be provided with access to the Computing Data Center and Auxiliary Space according to Horizon Quantum’s visitor policy without approval from IonQ. Horizon Quantum and IonQ shall establish procedures to prevent visitors from accessing or viewing the internal components of the Quantum Computing System;

(4) Title Transfer. Upon import, IonQ hereby transfers title to all physical attributes of the Quantum Computing System to Horizon Quantum. Horizon Quantum shall obtain full legal and beneficial ownership of the Quantum Computing System. Thereafter, the Quantum Computing System and its component parts may not be transferred, assigned, sold, pledged, liquidated, or otherwise disposed of, whether voluntarily or involuntarily, by IonQ or any third party, without the prior written consent of Horizon Quantum and the execution and delivery of all documents reasonably required by Horizon Quantum to evidence and effectuate the transfer of ownership, including but not limited to a bill of sale, assignment, or other instrument of conveyance. Any purported transfer or sale of the Quantum Computing System without full compliance with the documentation requirements set forth herein shall be null and void and shall not be effective to transfer any right, title, or interest;

(B) Support

(1) IonQ’s Responsibilities. IonQ will train Horizon Quantum personnel as described in Section IV (Application Development & Technical Training) below. IonQ will provide an initial virtual kick-off meeting within ten (10) days of the Acceptance Date that includes a comprehensive walkthrough of the Quantum Computing System capabilities and operational guidelines, intended to ensure Horizon Quantum’s team is well-prepared to harness its capabilities. In addition, IonQ will provide support as available and needed for Horizon Quantum to submit Jobs for execution on the Quantum Computing System once operational, and access to IonQ’s customer support help desk by phone and email. IonQ will also provide up to 40 hours of specialized customer support that extends beyond immediate fixes to provide insights, recommendations, and guidance on best practices to optimize the quantum computing experience. Specialized support can include:

●	Horizon Quantum access to the IonQ support teams to help get started using Quantum Computing System including software support.

●	Access to IonQ public and internal papers on applications and example use cases as available.

(2) Horizon Quantum’s Responsibilities. Horizon Quantum may provide access and sell its available compute hours to internal and external end users. Horizon Quantum will manage compute access to the Quantum Computing System instance for Horizon Quantum’s internal users and Horizon Quantum’s external end user community (i.e., Horizon Quantum’s Collaborators under the Agreement) in accordance with the end user license agreement available at ionq.com/eula, provided that with respect to Horizon Quantum’s internal users, any conflict between the terms of that end user license agreement and the terms of the Agreement or this SOW, the terms of the Agreement or this SOW as applicable will control.

(C) Quarterly Technical Report

IonQ shall prepare and submit a technical status update report to Horizon Quantum following the close of each quarter during the term of this Agreement (the “Quarterly Technical Report” or “QTR”). The Quarterly Technical Report is intended to facilitate transparent communication and provide a clear, helpful perspective on the technical progress achieved under the scope of work described in this SOW.

1. Submission and Timing: IonQ shall endeavor to submit the QTR within thirty (30) days following the conclusion of the applicable calendar quarter. If this schedule requires adjustment to best reflect the timing of ongoing technical efforts, IonQ shall provide written notice to Horizon Quantum of the estimated revised submission date.

2. Required Content and Scope: Each QTR shall provide an informative update, which will typically include, but not be limited to, the following key elements:

●	Progress Review: A narrative describing the technical work completed during the reporting period, relative to the expected flow of the project.

●	Key Issues and Approach: A review of meaningful technical impediments encountered and IonQ’s planned approach for addressing those challenges.

●	Forward Planning: An outline of the planned technical focus and goals anticipated for the upcoming quarterly period.

●	Technical Status Metrics: The QTR shall include qualitative assessments of progress toward key objectives. Where appropriate and utilizing data points that IonQ determines are relevant and available for the current phase, the report may incorporate illustrative quantitative metrics to support the progress narrative.

3. Report Format: The QTR shall be prepared in a professional, concise, business format, suitable for executive review.

II. PRESS RELEASE

On or near the SOW Effective Date, Horizon Quantum and IonQ agree to publish a joint press release announcing the committed integration of the Quantum Computing System into Horizon Quantum’s operations as part of the strategic relationship between the Parties as contemplated by this SOW, subject to mutual approval of the press release’s contents.

III. PAYMENT

Pricing

IonQ Quantum Computing System (incl. install, maintenance, and support): $35M

Payment Schedule

Payments are due to IonQ on the following schedule:

[*]

The parties have caused their duly authorized representatives to execute this Statement of Work as of the SOW Effective Date.

Horizon Quantum Holdings Ltd.		IonQ Quantum, Inc.

By (Signature):	/s/ Joseph Fitzsimons	By (Signature):	/s/ Joseph Wright
Name (Printed):	Joseph Fitzsimons	Name (Printed):	Joseph Wright
Title:	CEO	Title:	Deputy General Counsel
Date:	March 31, 2026	Date:	March 31, 2026

ANNEX 1

QUANTUM COMPUTING SYSTEM

SPECIFICATIONS

ANNEX 2

COMPUTING DATA CENTER

SPECIFICATIONS

21